                        Solarfun Power Holdings Co., Ltd
                                666 Linyang Road,
                        Qidong, Jiangsu Province, 226200
                           People's Republic of China

                                                                January 22, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
U.S.A.

                       Registration Statement on Form F-1
                        (Registration No. 333-147627) of
                        Solarfun Power Holdings Co., Ltd.
                        ---------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solarfun Power Holdings Co., Ltd. (the "Company") hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended prior to its effectiveness, so that it will become effective at 2:00 PM Eastern time on January 23, 2008 or as soon thereafter as is practicable. This request supersedes the Company's acceleration request dated and filed with the Securities and Exchange Commission (the "Commission") on January 17, 2008.

     By this request, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the above-captioned registration statement, and acknowledges the following:

     1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *
                                               Very truly yours,

                                               Solarfun Power Holdings Co., Ltd.

                                               By:/s/ Yonghua Lu
                                                  ------------------------------
                                                  Name: Yonghua Lu
                                                  Title: Chairman

cc:  Alan Seem
     Shearman & Sterling LLP